

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Kelly E. Hibbs
Chief Financial Officer
Boise Cascade Company
1111 West Jefferson Street Suite 300
Boise, Idaho 83702-5389

Re: Boise Cascade Company
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-35805

Dear Kelly E. Hibbs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1. Business
Segment Detail , page 11

1. It appears that you use Segment EBITDA to evaluate the performance of your segments; however, it does not appear that this is the segment measure being presented in Footnote 16 of the financial statements. Please advise.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies - Leases, page 61

2.   We note that your short-term leases also include certain real estate for which either party has the right to cancel upon providing notice of 30 to 90 days. Please tell us what the contractual lease term is for these leases. Additional please provide us an estimate of the total lease payment obligation related to these leases.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services